FILED BY ZHONE TECHNOLOGIES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGED ACT OF 1934

SUBJECT COMPANY: PARADYNE NETWORKS, INC.

COMMISSION FILE NO. 000-26485

Press Release

ZHONE AND PARADYNE ANNOUNCE EARLY TERMINATION OF HART-SCOTT-RODINO

ANTITRUST REVIEW AND EFFECTIVENESS OF REGISTRATION STATEMENT FOR THE

PROPOSED MERGER

OAKLAND, CA AND LARGO, FL (August 4, 2005) - Zhone Technologies, Inc., the first company dedicated to building total-delivery solutions for voice, data and content services worldwide, and Paradyne Networks, Inc., a leading provider of triple play broadband loop carriers (BLCs) and Ethernet access equipment, today announced that they have received notification from the Federal Trade Commission that the Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with respect to the acquisition of Paradyne by Zhone. In addition, the companies announced today that the Securities and Exchange Commission has declared effective the Form S-4 Registration Statement relating to the issuance of Zhone common stock in connection with the merger. A Joint Proxy Statement/Prospectus containing information concerning the proposed acquisition was first mailed to stockholders of Paradyne and Zhone on or about August 4, 2005.

The acquisition is subject to the approval of Paradyne and Zhone stockholders and certain other conditions that are described in the Joint Proxy Statement/Prospectus. Paradyne stockholders of record on July 29, 2005 will vote on the acquisition at a special meeting scheduled for 10 a.m., local time, on September 1, 2005, at Paradyne’s headquarters in Largo, Florida. Zhone stockholders of record on July 29, 2005 will vote on the acquisition at a special meeting scheduled for 8 a.m., local time, on September 1, 2005, at Zhone’s headquarters in Oakland, California. If approved by Paradyne and Zhone stockholders, it is anticipated that the acquisition will close promptly following the special meetings.

Additional Information Regarding the Proposed Acquisition

In connection with Zhone Technologies, Inc.’s proposed acquisition of Paradyne Networks, Inc., on August 3, 2005 Zhone filed the definitive joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). In addition, Zhone and Paradyne may file other information and documents concerning the proposed acquisition and their respective businesses with the SEC. ZHONE AND PARADYNE URGE INVESTORS TO REVIEW THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC’s web site at www.sec.gov as well as under the investor relations portions of Zhone’s and Paradyne’s websites, at www.zhone.com and www.paradyne.com, respectively. INVESTORS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Zhone and Paradyne may have interests in the proposed acquisition, some of which may differ from, or may be in addition to, those of the stockholders of Zhone and Paradyne generally. A description of the interests that the officers and directors of the companies have in the proposed acquisition is contained in the joint proxy statement/prospectus.

In addition, Zhone and Paradyne, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone and Paradyne, respectively, in connection with the proposed acquisition. Information about the officers and directors of Zhone and their ownership of Zhone securities is set forth in the proxy statement for Zhone’s 2005 Annual Meeting of Stockholders filed with the SEC on April 1, 2005. Information about the officers and directors of Paradyne and their ownership of Paradyne securities is set forth in the proxy statement for Paradyne’s 2005 Annual Meeting of Stockholders filed with the SEC on April 11, 2005. Investors may obtain more detailed information concerning the participants by reading the definitive joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Paradyne Networks, Inc.

Paradyne (Nasdaq: PDYN) provides a broad family of IP-based broadband access solutions, including BLCs, DSLAMs, Ethernet in the First Mile bonded solutions, IADs, and CPE. Paradyne’s products support both residential triple play solutions and business class bonded SHDSL, ADSL2+, and bonded T1/E1 solutions for LAN extension and cell site data backhaul applications. Paradyne’s solutions are designed to enhance carrier revenue streams with full support for Multimedia Traffic Management (MTM) and to lower carrier operational expenses through Operational Intelligence (OpIQ). More information may be obtained by visiting www.paradyne.com.

About Zhone Technologies, Inc.

Zhone (Nasdaq: ZHNE) designs and manufactures network equipment for network operators worldwide. Zhone’s products allow network operators to deliver a rich array of voice, data, video, and entertainment services over their existing networks while simultaneously retooling for converged packet based voice (VoIP) and video (IPTV) over copper or fiber access lines. Zhone’s advanced networking solutions include the Single Line Multi-Service architecture (SLMS(TM)), Multi-Access Line Concentrator (MALC(TM)), Raptor(TM) ATM/IP DSLAMs, Zhone Residential Gateways (ZRG(TM)), GigaMux(TM) Optical Transport Systems and Zhone Management System (ZMS(TM)). With deployments at over 300 carriers including among some of the world’s largest networks, Zhone has enabled network operators to reinvent their businesses. For more information, please visit www.zhone.com.

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Forward-Looking Statements

This press release contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including forward-looking statements regarding the anticipated closing date of the merger and the special meetings of each of Zhone and Paradyne. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the acquisition may not close on the terms described in this release, or at all, the possibility that the intended benefits of the acquisition may not be fully realized, the failure of the combined company to retain key employees, and the failure of the combined company to manage the cost of integrating the businesses and assets of Zhone and Paradyne. In addition, please refer to the risk factors contained in Zhone’s SEC filings, including, without limitation, the definitive joint proxy statement/prospectus filed on August 3, 2005, its Annual Report on Form 10-K filed with the SEC on March 16, 2005, and in Paradyne’s SEC filings, including, without limitation, its Annual Report on Form 10-K filed with the SEC on March 16, 2005. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The companies undertake no obligation to update publicly or revise any forward-looking statements.

For more information, please visit www.paradyne.com or www.zhone.com or contact:

Paradyne Networks, Inc.

Eric Knapp

(603) 422-0629

eknapp@paradyne.com

Zhone Technologies, Inc.

Investors

Tel: +1 510-777-7013

Fax: +1 510-777-7001

Email: investor-relations@zhone.com

Media

Jessica Mullens

Tel : +1 510-777-7020

Fax : +1 510-777-7001

Email: jmullens@zhone.com

Paradyne is a trademark of Paradyne Networks, Inc. Zhone, the Zhone logo, and all Zhone product names are trademarks of Zhone Technologies, Inc. Other brand and product names are trademarks of their respective holders. Copyright © 2005 Zhone Technologies, Inc. and Paradyne Networks, Inc. All rights reserved.